Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: BellSouth Corporation

Commission File No.: 1-8607

Webcast Transcript

Presentation by Edward E. Whitacre Jr.

AT&T Chairman and Chief Executive Officer

Sanford C. Bernstein & Co. 22nd Annual Strategic Decisions Conference

Wednesday, May 31, 2006, 8:00 a.m. Eastern Time

Jeff Halpern:  Why don’t we get started this morning. Just as a housekeeping item, there are cards on your chairs that will be for questions. So, if you think of an interesting thing to pose to our speaker today, please feel free to fill out the cards. Then, at the end of the presentation, we’ll have assistants coming through to pick up the cards and bring them forward.

Good morning and welcome to the 22nd Annual Sanford C. Bernstein Strategic Decisions Conference. I am Jeff Halpern, Bernstein’s senior U.S. telecommunications services analyst, and it’s my pleasure to welcome you to the first of the telecom services sessions at the conference.

While AT&T’s Chairman and CEO Ed Whitacre has successfully navigated his company and its predecessors through turbulent waters in the telecom industry for more than 10 years, this is often forgotten as the investors’ psyche is overwhelmed by the accomplishment of assembling what today is the new AT&T. When I started in the telecom industry a decade ago, Mr. Whitacre was chairman of Southwestern Bell Telephone, which, following the Pacific Bell acquisition was renamed SBC Communications, which then bought AT&T to be renamed AT&T, which company is now in the midst of purchasing BellSouth. And this chain does not even include the formation of Cingular Wireless and the acquisitions of AT&T Wireless. Suffice it to say that the Chairman, as Mr. Whitacre is known throughout the halls of AT&T, is known for making bold moves. And while we haven’t always agreed on tactics, I’ve never looked back at any of his strategic decisions in terms of acquisitions and thought, boy, that did not make sense strategically for this company. So, here today to tell us more about the vision that is driving these moves and the company’s long-term strategic direction is AT&T’s chairman, Ed Whitacre. Mr. Chairman.

Edward Whitacre:  Thank you, Jeff, and good morning to all of you. I’m pleased to be with you, even at this time of day. As anyone who follows AT&T knows, we are a big believer in having the first mover advantage, but talking to you at eight o’clock in the morning may be pushing things. I don’t know about that. Are there any smiles out there this morning?  Any life?

I am happy to talk about this company any time of the day because we have so many good things going on at AT&T.

Before I get started, I need to get the legalities out of the way, so I need to call your attention to the Safe Harbor statement. It’s a reminder that we may make some forward-looking statements, they’re subject to risk, and you can find a discussion of that in our SEC filings. We may also talk about some non-GAAP financial measures, and those are reconciled on our website. I would also call your attention to some information regarding SEC filings in relation to our planned merger with BellSouth.

So with that out of the way, let’s start with the obvious. There’s been a great deal of change in our industry lately. Big change can lead to uncertainty, and that’s something we know that no investor likes. I’m with you. I don’t like uncertainty, either. That’s why it’s gratifying to see that clarity is emerging from this period of sweeping change. And more importantly, it’s gratifying to see so many positive results emerge as well.

We are growing in this business. Customer usage of our services is growing. New technologies are gaining traction. We’re seeing a lot of progress in key public policy issues, ranging from pricing flexibility all the way to video entry. And as a result, there’s growing confidence and increased interest among investors.

This industry is on the move again, and the new AT&T is leading the way. I’m more optimistic today, about our company and about the industry, than I’ve been in quite some time, and I’d like to tell you why I have that confidence.

First, AT&T has assembled the industry’s premier assets, and we’re getting the most we can from them. Two years ago, Cingular Wireless had revenues of $16 billion. Today, thanks to Cingular’s acquisition of AT&T Wireless and some very good execution, Cingular’s revenues are $35 billion. $16 billion two years ago, $35 billion now, and growing. We have the best wireless coverage. And with our planned merger with BellSouth, we will have 100 percent ownership of the nation’s premier wireless provider.

We’ve also made some big advances in the business space. We took our first small steps in the enterprise market a few years back. Today, thanks to our merger with the former AT&T, we are the clear leader in business with state-of-the-art networks and global reach.

We also lead the industry in broadband growth. Over the past two years we’ve added 3.5 million DSL lines, and that’s more than any of our peers, quite a bit more. And when the BellSouth merger is complete, we’re going to have over 11 million broadband customers.

Not that long ago, video over a network was just a good idea. But today, video over our network is a reality. We have begun offering IPTV, and cable is already starting to feel the heat from that.

The second reason for confidence we have is large opportunities to reduce cost. When you add the expense and capital savings available from our mergers – AT&T Wireless, AT&T, and BellSouth – plus savings from operational initiatives, by 2008, we expect to reduce annual costs by more than $8 billion.

Third, we have a very strong record of execution and earnings momentum. In the first quarter, we had EPS growth of 53 percent on an adjusted basis and 37 percent reported, with our fourth straight quarter of double-digit adjusted EPS growth.

Fourth, we have a clear, positive three-year outlook. As we outlined in January, we expect double-digit adjusted EPS growth in each of the next three years, combined with growing free cash flow after dividends. And not only do we have the best earnings outlook among our peers, we also have the strongest outlook in terms of returning value to shareholders. We have increased our dividend every year since 1984, and we have expanded our plans for share repurchase to $10 billion over the remainder of this year and next year. This adds up to the strongest outlook in our peer group by a wide margin, both in terms of financial performance and in terms of value returned to shareholders.

So, when you look at AT&T today, you see a company that is a leader in every meaningful category. It’s a company growing EPS at double-digit rates, and you see a company paying a dividend yield of more than five percent. Considering the quality of our assets, the momentum in our earnings, and the opportunities in front of us, we are well-positioned to deliver excellent returns to our shareholders.

Now, it took a lot of hard work to put us in this position. That means we have undergone substantial change in order to keep up with our customers and to keep ahead of our competitors. But we’re not sitting back and responding. At AT&T, we are driving change. That should be a source of comfort to you because, at the end of the day, we will be an even better competitor. Let me give you a few examples of what I mean.

First, we’re building a terrific wireless business. A year and a half ago, we began the largest wireless integration in the industry’s history, as we began putting Cingular and AT&T Wireless together. Many people thought progress would be slow, or they thought we would lose customers. Some even said we would fail in the effort to put the two companies together. The fact is, though, during this time we’ve led the industry in gross add flow share. We’ve had a net gain of 6.7 million subscribers, and Cingular has expanded its adjusted margins by 850 basis points. This is the largest positive turnaround the industry has seen, and there’s more to come.

Today at Cingular, network performance has improved, and as a result, churn has dropped by 40 basis points over the past two quarters. Wireless data growth has been impressive, overall revenue growth has strengthened, and the upside opportunity we have in the wireless business and in the wireless margins is substantial.

Cingular’s current margins are in the 30 percent range. By 2008 when we have finished the job of integrating the networks and systems, Cingular expects to achieve margins above 40 percent. That’s 1,000 basis points of margin expansion for a business with a revenue base of more than $35 billion and growing. Very few businesses in any industry have an opportunity of this size.

The second area where we’re taking the initiative is in broadband and IP. In fact, we’re transforming the company into a premier provider of IP services, and by doing so, we are reinvigorating our wireline business.

Our Project Lightspeed puts fiber closer to customers. It’s a natural extension from our DSL network. It delivers outstanding service, and our approach provides the lowest deployment cost, along with the fastest speed to market.

Today, and you may not know this, we are in a controlled market entry in San Antonio. It includes IPTV, or what we call AT&T U-Verse TV, and the service is working very well. Picture quality and features are all performing as planned, and they’re performing better than digital cable in side-by-side comparisons.

I’ve seen the service. I was out a week ago Friday with one of our installers and watched it being put in for a customer, and I can assure you that the service is impressive. I can tell you that cable is impressed so far, because I know of one case where they offered a San Antonio customer a 33 percent discount off his cable bill if he would not switch to our IPTV service. So, I know it’s working, and I watched it put in, being put in.

Looking ahead, when you combine what we’re doing on the wireline side in broadband and IP, along with all the advances we expect in wireless, we’re going to be able to give customers communications and entertainment services anytime, anywhere, over any device, be it mobile phones, PCs, television. It’s the much-talked-about three-screen convergence, and AT&T is closer to making that happen than anyone else. It’s one more reason to be excited about the future of this business.

The third area where we’ve taken the initiative is in business services. That’s what our acquisition of the former AT&T last year was all about. I am pleased with the quality of the assets we acquired from the former AT&T Corp. The networks are in great shape. We are not in a fix-up mode at AT&T, and the people we’ve added from the former AT&T are terrific.

We are seeing encouraging trends in enterprise. We’re capturing our share of the technology migration that’s going on in this market. In the first quarter our IP data revenues grew 14 percent. We think that’s an impressive number. We’ve been busy adding to our capabilities here in the U.S. and overseas, and we have started a new international marketing campaign, and we’re winning contracts.

Let me add a word here about the BellSouth merger because in all three of these key areas – in wireless, broadband and IP, and in enterprise – our merger with BellSouth is going to create additional value.

Most analysts, I believe, view our acquisition of AT&T as a bargain. I believe that as the benefits of the BellSouth merger unfold, it will be viewed in the same way, a bargain.

The BellSouth merger is going to do a lot of things for us. We’re going to have much greater exposure to wireless growth, and single wireless ownership will allow us to integrate networks and services faster. We’re going to be in a better position to give enterprise customers integrated solutions and a single point of contact for wireless and wireline.

The merger also adds to our broadband opportunity. Half of BellSouth’s households today are served by fiber with loop lengths less than 5,000 feet, and their network architecture is consistent with our Lightspeed initiative.

Plus, the BellSouth merger offers cost-savings opportunities to us on multiple fronts, ranging from consolidating the brands and advertising to single backbone networks, to product development shared across a larger base. A lot of advantages.

As our industry evolves, there are two important keys to success:  Integrated services and a lower cost structure. The BellSouth merger offers big benefits in both of these areas.

In simple words, the BellSouth merger strengthens our business and it strengthens our financial outlook.

By 2008 we expect a yearly run rate of cost savings from the BellSouth merger of $2 billion, and we expect that to grow to $3 billion in 2009. Following the BellSouth merger, we will return to overall revenue growth in 2007, versus pro forma results for 2006, and that’s a year sooner than the guidance we provided at the beginning of this year.

We will continue to deliver double-digit adjusted EPS growth in each of the next three years.

Plus, the BellSouth merger improves our cash flow outlook. We now expect free cash flow after dividends to reach more than $6 billion starting in 2008, and that’s better than the outlook we’ve provided in January.

I said at the outset that I’m more positive about our company than I have been in some time. The reasons are very straightforward. AT&T today is a company with premier assets and with large opportunities in wireless, in business, broadband, and IP.

We have the industry’s largest set of cost reduction opportunities, and we intend to deliver on that.

We are a company with a clear, positive outlook – double-digit adjusted EPS growth in each of the next three years, with growing free cash flow after dividends.

And most important, we are a company with a management team committed to execution and delivering on targets.

It’s an exciting time – it’s a great time – to be part of AT&T.

Jeff, that’s what I have prepared, and we’ve got some time for questions.

Jeff Halpern:  Excellent. Thank you. First, just again a reminder, if you could please pass any of your question cards to the center aisle and assistants will come by and pick them up. I’ll start out with a couple of questions that I prepared. The first is, if you, looking at the wireless business, we’re approaching 70, actually over 70 percent penetration today on voice services. Are you worried about a long-term arms race on network upgrade?  That will be the first piece. And then the second, if I can ask you multiple questions now, secondly, how are you looking at the long-term pricing dynamics in that industry?

Edward Whitacre:  Well, we are approaching 70 percent. I think it’s just a little less than that, but we continue to see growth in the wireless business on two fronts – on the voice front, but you have to remember that we’re on the verge of big data increases in wireless. And if you look at Cingular’s numbers, we see that ramping up pretty fast. People are obviously going to use the data capabilities of cellular phones, so in addition to the voice increases – which may slow over time, but actually, we’re still growing quite a bit, you know, one and a half million subscribers last reporting period – but we did see a large pickup on the data side, too, so I think there’s a great future for wireless. There’s still a terrific growth opportunity, and we’re going to see the data pick up quite a bit. It already has picked up, and it’s going to continue to grow.

Jeff Halpern:  Do you worry, just to follow up on that, that as we saw over the last 10 years – you saw caller ID bundled in, call waiting bundled in, voice mail bundled in – do you worry that Internet – basic Internet connectivity on the cell phone will ultimately be bundled in, and then some of the value-added services longer term?

Edward Whitacre:  I don’t know the answer to that, but I don’t see that in the near future. We may get to some of that, but in the foreseeable future I still see a lot of growth without that.

Jeff Halpern:  Okay. Looking at Lightspeed and cable competition, one of the questions from the audience is:  What metrics did you use to compare IPTV with digital cable in San Antonio?  And then several others.

Edward Whitacre:  Well, I’ll give you a long answer to all that. Okay?  IPTV works, it works good, it works terrifically. We’re going to be able to deliver big speeds, depending on how far, but the one I went to Friday before last, the picture was great. We were getting, let’s see, almost 25 megabits to the house. So there’s huge capacity there. It is the technology of the future. The picture quality is fantastic. We’re going to be able to do this. We’re going to be able to do it on a large scale, starting in Houston in July and August. We’re ready to ramp this up, and it looks like all the parts are available.

To be able to competitively price that against cable, we are losing some subscribers, voice subscribers, to cable, but on the other hand, we’re going to pick up, I believe, more of their cable customers, and so I think you’re going to see robust competition with a very good product from AT&T that’s really state-of-the-art, that has a lot of flexibility. It’s going to be a terrific service for the future.

Jeff Halpern:  On that, on that note, there’s about four or five questions I’ve already hit here all in the same point, which is:  Today you’re delivering roughly 25 megabits, which you said, to the home, and on shorter loops I think that number actually can be even higher, 35 to 40. Is that enough, as households are just beginning to buy HD TVs?  Soon they’ll have two, three HD TVs. Is that just a short-term strategy which ultimately you’ll have to keep pushing forward, and does that ultimately cause a very long tail on your capital spending cycle?

Edward Whitacre:  Well, first of all, we are putting FTTN and fiber to the node, and we’re also putting FTTP fiber to the premise. So it’s not all fiber to the node. For example, in new locations, new construction, we’re putting fiber to the premise. As we took the measurements and have taken the measurements in our trial area, we see speeds possible above 50, depending on where the node is, to our potentially existing customers, so there’s plenty of speed there. We’ll be able to do HD TV and we’ll be able to do it very well. I suspect as technology moves forward – in fact, I’m pretty sure of this –  we’ll be able to get more at more speed. So, do I worry about long-term capital spending associated with this?  Not really, because I think technology will move forward, and if you have 25, 35, 40, even 50-megabit capability, which we do have in some places with IPTV, I’m not really worried about that.

Jeff Halpern:  There’s a huge disagreement regarding the rate of IPTV customer growth in your base. My recent numbers are under 10,000 customers in 2006, and then somewhere in the neighborhood of 76,000 for ‘07, are respectively way too conservative?

Edward Whitacre:  I think those numbers are way too conservative. We’re certainly all focused in management of adding a lot of IPTV and doing it quickly. Time will tell, but I think if you look at our record on DSL, which we were the beginner in, we’ve added a lot of customers. I think we’ll do the same thing in IPTV. I’m very confident we’ll have a huge number of subscribers.

Jeff Halpern:  Okay. Looking at the BellSouth merger, there were two questions that so far I’ve hit in the stack. The first one is:  How much of the merger savings do you anticipate the regulators are going to return to customers as part of the approval process?  And then:  What’s your sense about how the confirmation of Robert McDowell to the FCC affects the BellSouth approval process?

Edward Whitacre:  Well, I think the new commissioner – I guess it remains to be seen whether he’ll vote on the BellSouth merger or not. I think you can find it both ways, but in any case, I don’t think it makes any difference in the BellSouth merger. And number two, and I’m reasonably confident of this, is I don’t think we’ll have to give back anything. I don’t think we’ll have to give back one thing to gain approval of the BellSouth merger. And we really did not on the AT&T merger. I think the same conditions exist here. I don’t expect to give back anything.

Jeff Halpern:  Do you think that the net neutrality issue is going to get tossed into the debate, though, as far as – and I personally hate the word “net neutrality,” it’s really packet prioritization opportunities for the consumer market – as something that will be debated as part the approval process?

Edward Whitacre:  I don’t think so. I don’t think net neutrality is going to be a part of the approval process. We seem to be having a lot of trouble even defining “net neutrality” these days on what it means. No, I don’t think it’s going to enter into the process at all.

Jeff Halpern:  Okay.

Edward Whitacre:  And we’re looking forward to pretty early approval on that, I might add, certainly this fall.

Jeff Halpern:  Great. There’s persistent concern that either due to your covering only half the households in your region with Lightspeed, or due to some of the early challenges of Lightspeed technology, that AT&T is going to go out and buy a DBS company. First of all, do you see owning DBS as offering significant synergies versus a DBS product today, and could those synergies potentially justify the premium necessary to buy DISH or Direct TV?

Edward Whitacre:  Well, we’ve said all along that satellite TV is going to be an important part of our strategy to reach different parts of our geography. I don’t think we see any change in that at this point in time. We’ll cover a great deal with IPTV or Project Lightspeed, but satellite TV, DISH, is going to be part of our strategy for a long time, and it’s just like we’re operating now. They’re going to be out in the suburban and the rural areas, and they’re an important partner of ours. I don’t see that changing.

Jeff Halpern:  But just coming back to the question, do you see, are there significant synergies in your mind in potentially owning a DirecTV – a direct satellite company, a direct broadcast satellite company – versus just continuing to do what you do today, which is a very good partnership?

Edward Whitacre:  Well, as we see it now, we’ll continue to do exactly what we’re doing.

Jeff Halpern:  Okay. Coming back to Lightspeed, and particularly the question of the bandwidth improvement that you’re doing today, there seems to be a fair amount of concern in the audience whether or not it’s enough long-term, and specifically, you know, if you can’t do three HD channels and you can’t do, you know, TiVo on three HD TVs, how do you see longer term being a competitor to the cable company?

Edward Whitacre:  I think we’ll be a very good competitor to the cable companies. I think we already see that and sense that this product is going to take off and be big. Do we have enough bandwidth?  Yes, we do. I already said we could have though-put of up to 50 megabits, depending on where the node is. That’s certainly more than adequate. Even 20 or 25 is more than adequate at this point. It’s an evolving strategy. We’ll continue to do that over time and increase that, but for the foreseeable future, believe me, this is going to be a big product that’s going to take off, do terrifically, and have plenty of bandwidth. You can mark it down I said that, because it’s going to be true. I’ve been out there and seen it. It’s going to work.

Jeff Halpern:  As you look, as you sort of step back and think about the structure of the industry today, the first of two questions:  Where do you see further consolidation in the industry going forward?

Edward Whitacre:  I don’t know where I see further consolidations. There probably will be. I can’t predict where they’re going to be, but there probably will be some.

Jeff Halpern:  Do you see as you look – and again, this isn’t probably an AT&T specific action – but when you look at the backbone network providers, there’s clearly been an enormous amount of run-up in their stock prices today on the presumption of significant bandwidth demand, just on the raw Internet growth, on IP TV driving demand onto networks like Level 3, Global Crossing, Broadwing, the whole packet prioritization discussion, you have driving incremental demand, moving content out to the mobile edge. Do you see that those are the providers today that really get the benefit of that, or do you see that – how do you see them playing in a world where you’ve got AT&T controlling, you know, 30 million household eyeballs, with 56 or 7 or 8 million Cingular eyeballs and, you know, an enormous amount of overall demand on the backbone associated with the enterprise business?

Edward Whitacre:  Well, I don’t know how they’re going to play. All I’m worried about is AT&T and how we’re going to play, and we’re focused on doing what we need to do, and that’s those 50 million eyeballs in Cingular and 50 million on the wireline side, and I can’t answer for the rest of them. You’ll have to ask them, Jeff.

Jeff Halpern:  Okay.

Edward Whitacre:  Is that fair?

Jeff Halpern:  That’s fair.

Edward Whitacre:  Okay.

Jeff Halpern:  As you look at the long-term capital structure and returning value to shareholders, how much of your, of your long-term earnings growth is dependent on share buy-backs versus true organic growth?  And then separately, what do you see as long-term capital structure in terms of debt and EBITDA?  Where are you comfortable as chairman?

Edward Whitacre:  Well, I guess debt to capital, we somewhere like around 60/40. Would you agree, Rick, somewhere in that range, plus or minus a little bit?  And going forward, returning to shareowner stock, buy-backs will be an important part of that. Dividends are going to be an important part of that.

There is growth in this business. There’s a lot of growth. I know the industry has suffered over the last few years, but you begin to look at what’s happening in wireless and in wireless data and in the potential for broadband, it’s growing like crazy. Our DSL growth is really quite good, and we see that as remaining good for a long period of time. The only part of our business that’s not really growing is the voice part of the business. And that’s being more than offset by data, by IPTV, by some of the new services, by wireless, and so we’re very pleased with the growth profile going forward. Voice over IP plays a part in that. So we think there’s more growth there than I think the market gives us credit for. In fact, we know it’s there.

Jeff Halpern:  As you, um, as you look at the enterprise market, you obviously took a pre-emptive step in going after AT&T ahead of what Verizon ended up having to pay up for MCI. First of all, can you talk about what you’re seeing in the enterprise market today?  And specifically, if you think about how we’ve come through – you know, back in the 2000s, you had the bandwidth beauties coming up and trying to steal share from the AT&T and MCI’s, and then MCI went through its debacle, and Sprint and MCI sort of switched positions in the discussion. If you look at it today, how do you see competition evolving in the large corporate market?  Has the acquisition by you of AT&T and Verizon of MCI significantly stabilized pricing, does it cause greater barriers to those new competitors, or does it actually create opportunities for those new competitors to play as sort of second- and third-tier providers.

Edward Whitacre:  Well, I think there’s several aspects to enterprise. First of all, on the international front, we see some great growth that’s not been exploited, I guess, or not been utilized, and I said we have an international marketing campaign. So, I think on the enterprise side there’s a huge opportunity internationally, and I think we’re seeing that. It’s the fastest growing piece of AT&T’s enterprise business.

Secondly, as you mentioned, we have Verizon, we have us, we have this great base. Even though the revenues are still declining, they’re declining much less. We expect that to turn positive. We think the BellSouth merger opens up a whole new opportunity in nine states for us on the enterprise side that’s really not been touched. So we see ourselves in a very strong position. There is, I won’t say there’s a lot of pricing power, but prices aren’t going down. Prices have stabilized, in our judgment, and even in some cases, believe it or not, there’s some upside to pricing, which is a good thing. There’s some new services. So, overall, we see the enterprise business as very positive with a pretty good future.

Jeff Halpern:  Okay. And just to follow up on that, on that question just a little bit, I had a chance recently to spend some time with your counterparts over at Verizon, and it sounds like, and I just wanted to see if you’re seeing similar things, that while, as you said, there’s still price decay in the industry, the second derivative is getting better.

Edward Whitacre:  Yeah.

Jeff Halpern:  The re-pricing of contracts is happening, not necessarily up prices, but not as down. Is that fair?

Edward Whitacre:  I wouldn’t say that’s fair. I’d say in some cases we’ve seen some up-pricing.

Jeff Halpern:  Yeah. Okay.

Edward Whitacre:  So.

Jeff Halpern:  All right. Just one other one on the enterprise market. As you look at the, you know, AT&T was historically among the various players the strongest in managed services, which was a piece of their business that very few companies could really compete —

Edward Whitacre:  Right.

Jeff Halpern:  — head to head with them on. That type of position in the market is, has not historically been a competency of a Bell Company. It’s a much more sophisticated level of servicing an enterprise customer base. How has the new AT&T, how has the old SBC, sort of come into the business market and embraced that, or tried to get their arms around that, and how is that developing over time?  Because clearly, things like deep packet sniffing and other types of security elements are increasingly important in today’s world.

Edward Whitacre:  Well, you know, first of all, we’re not dumb. We understand that. The management team at AT&T understands that. The AT&T Labs has done a great deal of work, in fact, probably invented most of this. So managed services, those sort of sophisticated services don’t – let me see how I can phrase this in the way I want to say it. Managed services is big for us. Some of this other stuff is big for us, such as data mining, et cetera. And so we think those services have a huge potential. They’re the fastest-growing part of the AT&T domestic business, and we’re quite good at it. We have picked up a lot of competency there, and we think we certainly can do well in those more sophisticated areas. Are doing well, not can – are doing well.

Jeff Halpern:  A number of questions that just came in, several deal with exactly the same issue, which is the question of — as you talk about the discounts being offered by your competitors, the cable competitors in, for example, San Antonio, things like that are a very significant concern in the audience, from three different questions here, is:  Isn’t a price war inevitable, and won’t declining prices just continue to pressure your business case for Lightspeed over time, and then with the cable companies offering discounts, same question:  How do you avoid the price wars?

Edward Whitacre:  Well, if I were in the cable companies, I guess I wouldn’t want to be offering discounts, but that being said, you know, we have a lot of flexibility because we do a lot of bundling, and it’s our plan to put broadband, voice, long distance, wireless and video, and put that all together. That gives us a lot of flexibility on pricing. So, no, I don’t think there’s going to be a price war. I think it’s going to be a war of value and of services, and I don’t think – we’re not going to chase that down or certainly don’t have any plans to do that. I think we’ll be a very effective competitor. And we just happen to have more items in our bag than they do. And we have more flexibility, I think. So I think we’ll be very well-positioned.

Jeff Halpern:  On the issue of –

Edward Whitacre:  Let me add, some people thought we would – we offer DSL for $12.99. I’m sure most of you know that. And yet we’re actually growing revenues and growing them pretty strongly in a lot of areas. We have a lot of flexibility. I think that same sort of equation carries over into IPTV. I think we’ll be well served by that.

Jeff Halpern:  Two questions on the regulatory front.

Edward Whitacre:  Uh-huh.

Jeff Halpern:  The first one is:  What do you hope to see or expect to see in the area of intercarrier comp in Washington?  And then the second one is:  What kind of fee structure do you envision, to the degree that politically this becomes palatable, what kind of fee structure do you see going in place for packet prioritization services for content owners?

Edward Whitacre:  Well –

Jeff Halpern:  How much do you think they pay for –

Edward Whitacre:  I can’t answer the second one. I really don’t know, but intercarrier comp, I think something’s going to be done. I don’t know what. There have been a lot of proposals put forth. It needs to be dealt with. It certainly has to be dealt with. The universal service area, the intercarrier comp has to be straightened up. The FCC knows that, Congress knows that, a lot of people know that. I suspect we’ll see something in the next few months. I don’t know how that’s going to come out, but you’ll see more people paying more into that.

Jeff Halpern:  As you, as you look at the packet prioritization issue, recognizing you don’t want to comment as to how you see that going into place, you’ve got a – I have to get this politically correct – you have politicians in this discussion who are not necessarily acknowledging the fact of what’s being proposed by the Bell companies today is not that far different from virtual private networking. How does that educational process play out over time to help them understand that that’s what you’re talking about?

Edward Whitacre:  Well, I don’t know. We certainly hope it plays out well. We’re doing our part to visit people and help them understand how the network actually works and what packet prioritization, or whatever term you want to put on it, actually works. We’re spending a lot of time visiting Congress, demonstrations to people to understand what exactly this means, and you’re right, it’s not very far from virtual private networking. We’re just going to have to continue that education process. And, you know, we’ve said things like, and continue to say, that we’re not going to do anything to affect the Internet. Nothing. Zero. No packet prioritization there. So we’re just going to continue to try to educate them, and I believe the level of rhetoric will go down.

Jeff Halpern:  As you look – and you’ve obviously undertaken a lot of acquisitions over the last ten years now. What are your return-on-invested-capital goals?  And specifically in the wireline business, how concerned are you by accelerating line loss’s ability to significantly undermine your return on capital?

Edward Whitacre:  Well, you know, I’m glad you brought up the line loss thing because it’s important. We are losing lines. We’re losing lines to wireless. That’s a good thing if they go to Cingular. We’re losing lines to the cable companies in an increasing number, but what people don’t understand and, for some reason, are not looking at as they should, is access lines is not the proper measurement anymore. And we call it “network connections” or “connections to the network.”  If you look at what’s happened to us, our DSL adds, DSL adds have more than offset the access line losses. It’s a connection to the network, but a DSL line is not counted as an access line. And so the terminology that’s been used for years and years and years really doesn’t apply like it once did. “Connections to the network” is a better term to use. Connections to the network, a DSL line, excuse me, a DSL line is a connection to the network. Those more than offset our line losses. That’s a very important point to know, and the revenues are better from that. So access line losses, while they’re a concern, while they’re there, you’ve got to remember those are being offset by some going to our wireless and many more going to broadband, which is not counted as an access line. It does not tell the whole story. It doesn’t even come close. So remember that term. “Network connections” is better. Look at that, then you can get a better feel for what the line losses actually are.

Jeff Halpern:  And then just to come back to the first part of that question is sort of how you think about your return on invested capital –

Edward Whitacre:  Well, we want our return on invested capital to be as high as possible. I guess that’s a pretty obvious answer, but we think we have a chance for that to increase over the next few years. Certainly our capital is – we’re in a good position on our capital expenditures – we expect that to stay in the low to sort of mid-level teens as a percent of revenues. We think we have a lot of that behind us. We think IPTV is going to help that going forward, vis-a-vis some of our competitors, and so we see an increase in return on invested capital as we go forward. I’m not going to give you a range, but obviously it’s going to be somewhere in the teens.

Jeff Halpern:  Okay. And then lastly, what worries you at night?  What worries you about the industry, about your business?  What are the chief areas of concern that you have today?

Edward Whitacre:  Well, we have the assets, we have the management. What we have to do is execute. I guess that keeps me up as much as anything else, is we have this huge opportunity ahead of us in IPTV. This is really a good product. It has a lot of appeal to it. It’s a terrific product, but we have to execute, put that in the market, sell that. We have to execute on the wireless data side, putting those two together. So execution, I guess, in general, execution of our plans is what I worry about. But I know we can do that. We’ve certainly done it with DSL. We’ve done it in integrating AT&T Wireless. We’ve done it with some of these mergers. We’ve been pretty good with these acquisitions.

Jeff Halpern:  Are there factors, industrial issues, that you, you know, watch like a hawk to try to –

Edward Whitacre:  Just like everybody else, the same factors.

Jeff:  All right. Well, thank you very much.

Edward Whitacre:  Thank you, Jeff.

[Applause]

Cautionary Language Concerning Forward-Looking Statements

We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and BellSouth Corporation and are subject to significant risks and uncertainties outside of our control.

The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of AT&T shareholders to approve the issuance of AT&T common shares or the failure of BellSouth shareholders to approve the merger; the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in AT&T’s, BellSouth’s, and Cingular Wireless LLC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). Neither AT&T nor BellSouth is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

NOTE:  In connection with the proposed merger, AT&T Inc. (“AT&T”) filed a registration statement on Form S-4 (Registration No. 333-132904), containing a joint proxy statement/prospectus of AT&T and BellSouth Corporation (“BellSouth”), with the Securities and Exchange Commission (the “SEC”) on March 31, 2006. Investors are urged to read the registration statement and the joint proxy statement/prospectus contained therein (including all amendments and supplements to it) because it contains important information. Investors may obtain free copies of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC’s Web site (www.sec.gov). Copies of AT&T’s filings may also be obtained without charge from AT&T at AT&T’s Web site (www.att.com) or by directing a request to AT&T Inc. Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of BellSouth’s filings may be obtained without charge from BellSouth at BellSouth’s Web site (www.bellsouth.com) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309.

AT&T, BellSouth and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger. Information regarding AT&T’s directors and executive officers is available in AT&T’s 2005 Annual Report on Form 10-K filed with the SEC on March 1, 2006 and AT&T’s proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on March 10, 2006, and information regarding BellSouth’s directors and executive officers is available in BellSouth’s 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and BellSouth’s proxy statement for its 2006 annual meeting of shareholders, filed with the SEC on March 3, 2006. Additional information regarding the interests of such potential participants is included in the registration statement and joint proxy statement/prospectus contained therein, and other relevant documents filed with the SEC.